Exhibit 99.1

Pacific Drilling Announces First Quarter 2013 Earnings of $15.1 million

LUXEMBOURG (May 6, 2013) — Pacific Drilling S.A. (NYSE: PACD):

•	Revenue for the first quarter of 2013 was $175 million on revenue efficiency(a) of 90.3%

•	Direct rig related operating expenses, net of reimbursable expenses, in the first quarter 2013 were $178,000 per day

•	EBITDA(b) for the first quarter of 2013 was $79.7 million

•	Cash flow from operations reached $72.1 million

•	Total extended the Scirocco contract, adding $180 million in backlog

•	Company closed on $1 billion Senior Secured Credit Facility

Pacific Drilling S.A. (NYSE: PACD) today announced revenue of $175.0 million and net income of $15.1 million or $0.07 per diluted share for the three months ended March 31, 2013. In the prior year period, excluding loss of hire insurance recovery of $23.7 million, net loss was $5.3 million or $0.02 per diluted share on revenue of $117.4 million. As reflected on our March 31, 2012, financial statements, reported net income for the quarter was $18.3 million or $0.08 per diluted share.

CEO Chris Beckett commented, “We delivered another solid quarter driven by strong operational uptime and our continued focus on drilling expenses. I’m encouraged to report that, excluding planned BOP maintenance, our fleet delivered revenue efficiency in excess of the fourth quarter’s outstanding results.”

Regarding the state of the offshore drilling market, Mr. Beckett continued, “The market for deepwater drillships remains healthy with a steady stream of announcements during the month of April. This continued market strength bodes well for the Pacific Meltem and our eighth rig, the Pacific Zonda.”

First Quarter 2013 Operational and Financial Commentary

Contract drilling revenue for the first quarter of 2013 was $175.0 million as compared to $191.9 million in the fourth quarter of 2012. The lower revenue reflected the 8 fewer rig-days in the first quarter than in the prior quarter, which translated into a $3.4 million sequential revenue reduction, together with a $9.6 million reduction in deferred revenue amortization on the Pacific Scirocco and a 4.3% decrease in revenue efficiency. The first quarter included deferred revenue amortization of $16.9 million as compared to $26.5 million in the fourth quarter of 2012. The reduction in deferred revenue amortization, related to the Pacific Scirocco’s mobilization, resulted from the completion of the rig’s initial one-year primary contract term, ended on January 7, 2013.

During the three months ended March 31, 2013, our operating fleet of four drillships achieved an average revenue efficiency of 90.3% as compared to 94.6% in the fourth quarter of 2012. Unpaid BOP maintenance time for the Pacific Scirocco and the Pacific Bora totaled 19 days, which represented a 5.5% impact on fleet revenue efficiency. This routine BOP maintenance for two of our drillships, after extended periods of uninterrupted service, was included in our first quarter revenue efficiency targets as well as in our full year efficiency.

Contract drilling expenses for the first quarter of 2013 were $84.5 million as compared to $86.9 million for the fourth quarter of 2012. Direct rig related daily operating expenses, excluding reimbursable costs that are fully recovered in our revenue, averaged $178,000 in the first quarter of 2013, as compared to $168,000 for the fourth quarter of 2012. This increase resulted primarily from higher maintenance costs related to the planned BOP maintenance on the Pacific Scirocco and the Pacific Bora and from annual salary increases to our operational personnel. Contract drilling expenses for the first quarter of 2013 included $9.6 million in amortization of deferred mobilization costs and $5.6 million in shore-based and other support costs, as compared to $18.6 million in deferred mobilization costs and $4.6 million in shore-based and other support costs for the fourth quarter of 2012. The $9.0 million decrease in deferred mobilization costs resulted from the completion of the Pacific Scirocco’s initial one-year primary contract term. Total direct rig related daily operating expenses, including reimbursable costs, averaged $192,000 in the first quarter of 2013, as compared to $173,000 for the fourth quarter of 2012. Reimbursable costs accounted for approximately $14,000 per day in the first quarter of this year as compared to approximately $5,000 per day in the fourth quarter of 2012. In addition to the normal recurring level of reimbursable expenses, the first quarter of 2013 included approximately $2.7 million of specific project and modification costs fully reimbursed by our clients.

Interest expense for the first quarter of 2013 was $22.8 million as compared to $32.7 million for the fourth quarter of 2012. The decrease in interest expense resulted mainly from a fourth quarter 2012 one-time, non-cash $2.8 million charge related to the accounting for our interest rate cash flow hedges and decreases in interest incurred on our Project Facilities Agreement due to both lower outstanding debt balances and interest rates.

EBITDA for the first quarter of 2013 was $79.7 million, as compared to EBITDA of $92.7 million during the fourth quarter of 2012.

Liquidity and Capital Expenditures

Our cash balances on March 31, 2013 were $640 million, including $172 million of restricted cash related primarily to our Project Facilities Agreement and collateral for our temporary importation bonds and lines of credit. Our total outstanding debt was $2.2 billion as of March 31, 2013.

During the first quarter of 2013, we invested $98 million in the construction of our fleet. We estimate the remaining capital expenditures to complete our four newbuild drillships under construction to be approximately $2.0 billion, including approximately $608 million for our eighth drillship, the Pacific Zonda.

We anticipate funding the remaining costs of the four newbuild drillships with a combination of cash on hand, cash flows from operations, our $1 billion senior secured credit facility agreement signed in February 2013 and additional debt to be placed prior to the delivery of our eighth drillship, the Pacific Zonda. We believe that current financial markets should provide us the opportunity to refinance our Project Facilities Agreement, further strengthening our long-term liquidity position. However, the choice, timing and ultimately, closing of the specific elements of any such financing plans will be determined by future capital market conditions.

Updates to 2013 Guidance

In the first quarter of 2013, we have added additional disclosure on our direct rig operating expenses, specifically on the level of costs reimbursed by our clients. These reimbursable costs include one-time as well as recurring items that are beyond the initial scope of our contract and the corresponding initial contractual dayrate. We incur these costs on behalf of our clients and they are subsequently reimbursed fully by them. These reimbursable costs can be large and often fluctuate significantly between periods based on the needs of our clients, making them difficult to forecast. For this reason, we will continue to provide additional information on actual and forecast direct rig related daily operating expenses showing the estimated range inclusive and exclusive of estimated reimbursable expense charges.

Including reimbursable expenses, we reiterate our annual guidance provided with our fourth quarter 2012 results of total direct rig related operating expenses ranging between $182,000 and $187,000 per operating rig per day. Excluding reimbursable expenses, we estimate the range for full year direct rig related operating expenses to be between $175,000 and $180,000 per operating rig per day.

Our 2013 guidance on general and administrative costs represented an increase over 2012 and also represented an increase to the annualized general and administrative expenses incurred during the first quarter of 2013. We reiterate our expectation for increases in estimated general and administrative expenses to occur in future quarters as a result of annual compensation increases to employees made effective April 1, 2013, increases in share-based compensation expenses due to new 2013 grants and increases in the number of employees during 2013 to strengthen our organization to support an eight rig fleet. Therefore, we expect general and administrative expenses for the second quarter of 2013 to range between $13.0 and $14.0 million. We reiterate other annual guidance provided with our fourth quarter and full year 2012 results.

Updated schedules of expected amortization of deferred revenue, amortization of deferred mobilization expense, depreciation and interest expense for our existing financing as well as capital expenditures are included in the “Investor Toolkit” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note the guidance provided above is based on management’s current expectations about the future and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance set forth above is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.

Footnotes

(a)

Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b)	EBITDA is a non-GAAP measure. Please refer to the reconciliation of net income to EBITDA included later in this press release.

Conference Call

Pacific Drilling will conduct a conference call at 9:00 a.m. U.S. Central Time on Tuesday, May 7, 2013, to discuss first quarter 2013 results. To participate, dial +1 785-830-7990 or 1-800-768-6544 and refer to confirmation code 8755753 approximately five to ten minutes prior to the scheduled start time of the call. The call will also be broadcast live over the Internet in a listen-only mode and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section of the company’s website, www.pacificdrilling.com.

An audio replay of the conference call will be available after 12:00 p.m. U.S. Central Time on Tuesday, May 7, 2013, by dialing +1 719-457-0820 or 1-888-203-1112 and using access code 8755753. A replay of the call will also be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is a fast growing company that is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of eight ultra-deepwater drillships will represent one of the youngest and most technologically advanced fleets in the world. The company currently operates four drillships under client contract, and has four drillships under construction at Samsung Heavy Industries, two of which are under client contract. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information in this press release concerning results for the fiscal period ended March 31, 2013, and the latest Investor Toolkit may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include words or phrases such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar words, which are generally not historical in nature, and specifically include statements involving future operational performance; revenue efficiency levels; estimated duration of client contracts; contract dayrate amounts; future contract opportunities; future contract commencement dates and locations; backlog; timing and delivery of newbuilds; capital expenditures; growth opportunities; market outlook; cost adjustments; estimated rig availability; clients; new rig commitments; the expected period of time and number of rigs that will be in a shipyard for repairs, maintenance, enhancement or construction; direct rig operating costs; compensation levels; shore based support costs; selling, general and administrative expenses; income tax expense; potential refinancing of our Project Facilities Agreement; expected amortization of deferred revenue; expected amortization of deferred mobilization expenses; and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons; changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; impact of potential licensing or patent litigation; actual contract commencement dates; risks inherent to shipyard rig construction, repair, maintenance or enhancement; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; governmental action, civil unrest and political and economic uncertainties; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see our filings with the SEC, including our Annual Report on Form 20-F and Current Reports on Form 6-K.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	William Restrepo
Pacific Drilling Services, Inc.
+1 832 255 0486
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	March 31,	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$467,691	$605,921
Restricted cash	47,451	47,444
Accounts receivable	117,608	152,299
Materials and supplies	51,034	49,626
Deferred financing costs	22,370	17,707
Current portion of deferred mobilization costs	37,519	37,519
Prepaid expenses and other current assets	16,598	13,930

Total current assets	760,271	924,446

Property and equipment, net	3,864,764	3,760,421
Restricted cash	124,740	124,740
Deferred financing costs	44,791	32,157
Other assets	43,242	52,164

Total assets	$4,837,808	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$23,988	$30,230
Accrued expenses	30,686	39,345
Current portion of long-term debt	218,750	218,750
Accrued interest payable	31,569	29,594
Derivative liabilities, current	17,013	17,995
Current portion of deferred revenue	68,658	66,142

Total current liabilities	390,664	402,056

Long-term debt, net of current maturities	1,981,400	2,034,958
Deferred revenue	87,835	97,014
Other long-term liabilities	40,174	44,652

Total long-term liabilities	2,109,409	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,902,000 shares outstanding as of March 31, 2013 and December 31, 2012	2,169	2,169
Additional paid-in capital	2,351,597	2,349,544
Accumulated other comprehensive loss	(53,044)	(58,416)
Retained earnings	37,013	21,951

Total shareholders’ equity	2,337,735	2,315,248

Total liabilities and shareholders’ equity	$4,837,808	$4,893,928

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended March 31,
	2013	2012
Revenues
Contract drilling	$175,016	$117,394
Costs and expenses
Contract drilling	(84,452)	(64,911)
General and administrative expenses	(11,028)	(12,440)
Depreciation expense	(36,503)	(22,642)

	(131,983)	(99,993)
Loss of hire insurance recovery	—	23,671

Operating income	43,033	41,072
Other income (expense)
Interest expense	(22,760)	(19,280)
Other income	192	3,010

Income before income taxes	20,465	24,802
Income tax expense	(5,403)	(6,457)

Net income	$15,062	$18,345

Earnings per common share, basic	$0.07	$0.08

Weighted average number of common shares, basic	216,902,000	216,900,000

Earnings per common share, diluted	$0.07	$0.08

Weighted average number of common shares, diluted	216,966,284	216,902,496

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended March 31,
	2013	2012
Cash flow from operating activities:
Net income	$15,062	$18,345
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	36,503	22,642
Amortization of deferred revenue	(16,851)	(19,296)
Amortization of deferred mobilization costs	9,599	14,673
Amortization of deferred financing costs	3,687	2,861
Deferred income taxes	(677)	418
Share-based compensation expense	2,053	923
Changes in operating assets and liabilities:
Accounts receivable	34,691	(179,397)
Materials and supplies	(1,408)	(1,557)
Prepaid expenses and other assets	(3,404)	(57,364)
Accounts payable and accrued expenses	(17,296)	17,639
Deferred revenue	10,188	131,141

Net cash provided by (used in) operating activities	72,147	(48,972)

Cash flow from investing activities:
Capital expenditures	(134,959)	(102,115)
Decrease (increase) in restricted cash	(7)	19,486

Net cash used in investing activities	(134,966)	(82,629)

Cash flow from financing activities:
Proceeds from long-term debt	1,000	300,000
Payments on long-term debt	(54,687)	—
Deferred financing costs	(21,724)	(6,333)

Net cash provided by (used in) financing activities	(75,411)	293,667

Increase in cash and cash equivalents	(138,230)	162,066
Cash and cash equivalents, beginning of period	605,921	107,278

Cash and cash equivalents, end of period	$467,691	$269,344

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by the Company to measure its operations. We believe that EBITDA presents useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data — Reconciliation of Net Income to EBITDA

(in thousands) (unaudited)

	Three Months Ended March 31,
	2013	2012
Net income	$15,062	$18,345
Add:
Interest expense	22,760	19,280
Depreciation expense	36,503	22,642
Income taxes	5,403	6,457

EBITDA	79,728	66,724